UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, 5th Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

The information contained in Exhibits 99.1, 99.2 and 99.3 of this Form 6-K is incorporated by reference into (i) Brookfield Renewable Partners L.P.’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2021 (File Nos. 333-255119, 333-255119-01, 333-255119-02, 333-255119-03, 333-255119-04, 333-255119-05 and 333-255119-06), (ii) Brookfield Renewable Partners L.P.’s registration statement on Form F-3 (File No. 333-258726) that was declared effective by the SEC on August 20, 2021, and (iii) Brookfield Renewable Partners L.P.’s registration statement on Form F-3 (File No. 333-258728-01) that was declared effective by the SEC on August 20, 2021.

EXHIBIT LIST

Exhibit

99.1	Eighth Amendment, dated April 14, 2022, to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016
99.2	First Amendment, dated April 14, 2022, to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated December 30, 2020
99.3	Guarantee Indenture, dated April 14, 2022, among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P.
by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: April 14, 2022	By: /s/ Jane Sheere
Name: Jane Sheere
Title: Secretary